                                                                     Exhibit 2.2


                                  OLT AGREEMENT

                                   (EXHIBIT C)



                                     PARTIES

         This OLT Agreement ("AGREEMENT") is entered into as of this 23rd day of February, 2001, between On-Point Technology Systems, Inc., a Nevada corporation ("LICENSEE") and Interlott Technologies, Inc., a Delaware corporation ("LICENSOR").

                                    RECITALS

         Whereas, pursuant to the Asset Purchase Agreement dated February 23, 2001 between Licensor and Licensee (the "APA"), Licensee is conveying to Licensor the Lottery Assets as defined in the APA; and

         Whereas, Licensee desires to retain the unconditional and absolute non-exclusive right to market but not to manufacture or have manufactured, the technology, know-how, processes and related equipment for the enhancement of instant ticket vending machines in order to enable the point of sale automated on-line activation and validation of instant winner lottery tickets pursuant to the Licensed Claims as defined below (the "ON-LINE TECHNOLOGY"), with Licensor also having the right to market the On-Line Technology and the exclusive right to manufacture the equipment which embodies the On-Line Technology;

         Whereas, the On-Line Technology is covered by the claim(s) of United States Patent 5,772,510 (and related International Patent Cooperation Treaty Publication Number WO 99/6696) and those aspects of claims seven (7) and eight
(8) of United States Patent 5,222,624 (and claims seven (7) and eight (8) of related Canadian Patent Number 2,010,273) relating to bar code reading means (collectively the "Licensed Claims"); and

         Whereas, the parties have determined that in order to effectuate the foregoing, formal title to the On-Line Technology will be transferred to Licensor as part of the Lottery Assets pursuant to the APA with Licensee retaining absolute and unconditional ownership of the Marketing Rights as defined below, by way of a royalty-free unconditional perpetual license.

         Now therefore, the parties agree as follows:

                               TERMS OF AGREEMENT

                             ARTICLE I: DEFINITIONS

         SECTION 1.1 DEFINED TERMS. Terms defined in this Article I and elsewhere in this Agreement shall have the same meaning throughout the Agreement. Defined terms may be used in the singular or plural. Capitalized terms that are not otherwise defined in this Agreement, shall have the definitions, if any, ascribed to them in the APA.

         SECTION 1.2 "AFFILIATE" shall mean any Person that controls another Person, that another Person controls, or that is under common control with another Person. For purposes of the preceding sentence, the term "control" means the power, direct or indirect, to direct or cause the direction of the management and policies of a Person through voting securities, contract or otherwise. An "80% Affiliate" of any Person shall mean an Affiliate of which such Person owns 80% of the equity interest and voting rights.

         SECTION 1.3 "CONFIDENTIAL INFORMATION" shall mean all information and material concerning the On-Line Technology, which either party received from the other party, including the disclosing party's trade secrets and know-how, patent applications and drafts thereof, client lists, customer preferences and requirements, computer software programs, source and object codes, concepts, ideas, inventions, financial models and records, technology practices and other proprietary and/or confidential information and other information relating to the business, plans and prospects of the disclosing party, provided, that except for patent applications and drafts thereof and source code of any software, which shall constitute Confidential Information regardless of whether it is marked confidential, all information which a party desires to have treated as Confidential Information shall be marked or otherwise designated as confidential.

         SECTION 1.4 "GROSS PROFIT ROYALTY" shall mean the payment to be made by Licensor to Licensee based on gross profit, as provided in Section 2.4(b) of this Agreement.

         SECTION 1.5 "IMPROVEMENTS" shall mean all developments Licensee or Licensor may develop (conceive of and/or reduce to practice) in the On-Line Technology prior to the termination of this Agreement, whether or not patented or patentable, to the extent that such developments relate to the enhancement of automated instant ticket vending or dispensing machines in order to enable the point of sale automated on-line activation and validation of instant winner lottery tickets pursuant to the Licensed Claims. Improvements exclude software and hardware relating to the central processing and communication with the Products.

         SECTION 1.6 "LICENSED CLAIMS" shall have the meaning set forth in the third recital to this Agreement together with the claims under any other patents granted during the term of this Agreement with respect to On-Line Technology.

         SECTION 1.7 "MARKETING RIGHTS" shall mean the non-exclusive right to sell, lease, license, sublicense, market, distribute, grant marketing or distribution rights or otherwise deal in commerce in any manner with the On-Line Technology; provided, however, that Marketing Rights shall not include the right to manufacture Products or contract for the manufacture of Products except through Licensor.

         SECTION 1.8 "ON-LINE TECHNOLOGY" OR "OLT" shall have the meaning set forth in the second recital to this Agreement and shall include all Improvements, and shall not include any technology other than the enhancement of instant ticket vending machines in order to enable the point of sale automated on-line activation and validation of instant winner lottery tickets.

         SECTION 1.9 "PERSON" shall mean any natural person, corporation, partnership, association, company, trust, limited liability company or other entity, including any governmental agency.

         SECTION 1.10 "PRODUCTS" shall mean (a) the "Playpoint" and "Counterpoint" dispensing units into which the Technology Enhancement has been incorporated, (b) any point of sale automated vending or dispensing devices or machines which utilize technology, know-how, processes and related equipment for the enhancement of instant ticket vending machines in order to enable the point of sale automated on-line activation and validation of instant winner lottery tickets, and (c) any other products as may, from time to time, be added to this definition by the parties' mutual consent.

         SECTION 1.11 "REVENUE ROYALTY" shall mean the payment to be paid to Licensee based on revenue, as provided in Section 2.4(a) of this Agreement.

         SECTION 1.12 "ROYALTIES" shall mean the Revenue Royalty and the Gross Profit Royalty.

         SECTION 1.13 "SALES" shall include leases and other conveyances, but not licenses, and "to sell" shall include to lease or to convey by any other manner, but not to license.

         SECTION 1.14 "TECHNOLOGY ENHANCEMENT" shall mean the specific hardware and software by which the On-Line Technology is incorporated into the Products.

         SECTION 1.15 "TERRITORY" shall mean the entire world.


                               ARTICLE II: LICENSE

         SECTION 2.1 LICENSE. Subject to all terms and conditions of this Agreement, Licensee hereby receives and retains the unconditional, perpetual royalty-free right and license to exercise the Marketing Rights in the Territory. This grant of the Marketing Rights is non-exclusive, with Licensor retaining the right to market, distribute, sell or lease Products and otherwise use the On-Line Technology, subject to limitations set forth in this Agreement. The rights granted to Licensee pursuant to this Agreement shall include the right to exercise Marketing Rights with respect to the On-Line Technology, by any means and in any media whether now known or hereafter developed, to create Improvements on the On-Line Technology and to incorporate or combine the On-Line Technology into or with other products of Licensee or products which are marketed or distributed by Licensee, subject to the manufacturing rights of Licensor with respect to Products as set forth in this Agreement.

         SECTION 2.2 CONFIDENTIALITY. Each party shall maintain the confidentiality of Confidential Information relating to the On-Line Technology, including any Improvements, insofar as and to the extent that it has not been disclosed to the public or entered the public domain in the same manner as it maintains its own confidential information. In connection with any sublicense of the Technology, Licensee will require any sublicensee to execute a confidentiality agreement containing the provisions of this Section 2.2. Each party agrees that it will not, at any time, use or disclose, for its own account or for, with or on behalf of others, the other party's Confidential Information except as may be necessary or desirable in order to obtain the benefits of this Agreement.

         SECTION 2.3 LICENSOR'S EXCLUSIVE RIGHT TO MANUFACTURE. Licensee agrees that it will purchase from Licensor all Products that it may require in order to exercise its Marketing Rights. In this connection, Licensee may instruct its customers to order Products directly from Licensor, or at Licensee's election, Licensee may make direct purchases from Licensor. Licensor shall be the sole and exclusive manufacturer of the Products and will, subject to its standard commercial terms, which in any event shall be no less favorable to Licensee than those offered by Licensor to other purchasers of the Products, manufacture and deliver such Products containing the Technology Enhancement as may be ordered by or through Licensee, or directly by a customer as the result of Licensee's efforts.

         SECTION 2.4 ROYALTIES.

                  (a) Licensor shall not sell the Products to purchasers other than those who have agreed with Licensee to pay directly to Licensee the Revenue Royalty, or who have agreed to pay directly to Licensee the Revenue Royalty before activation of the Technology Enhancement. Licensee shall enter into Revenue Royalty agreements with purchasers of the Products from Licensor on terms that are no less favorable than terms on which Licensee contracts with customers procured by it, or to which it sells the Products directly. The Revenue Royalty shall be an amount equal to one-half of one percent (0.5%) of revenue derived from the use of the On-Line Technology. Licensor has no liability or obligation to Licensee for the Revenue Royalty, except that Licensor agrees to pay over to Licensee any Revenue Royalty received by Licensor from purchasers of the Products.

                  (b) Licensor shall pay Licensee the Gross Profit Royalty equal to the applicable percentage of Licensor's gross profits from the revenue generated from the Sale of Products utilizing the Technology Enhancement, including revenue from Sales to Licensee. The Gross Profit Royalty shall become payable upon activation and use of the Technology Enhancement by the end user. The applicable percentage is set forth on Schedule B to this Agreement.

                  (c) Payments of Royalties shall be made on a quarterly basis, payable on May 15, August 15, November 15 and February 15 with respect to Sales and other revenue earned during the calendar quarter ending March 31, June 30, September 30 and December 31, respectively, commencing with the first quarter ending after the date of this Agreement.

                  (d) Each payment of Gross Profit Royalties shall be accompanied by a royalty report, setting forth in reasonable detail, the method of computing and Gross Profit Royalty for the quarter certified by Licensor's chief financial officer.

                  (e) Licensee shall have the right to audit or review, by itself or an accounting firm designated by Licensee, on reasonable notice to Licensor and during normal business hours, Licensor's books and records relating to the computation of the Royalties. Such audit or review shall be at Licensee's sole cost and expense; provided, however, that if, such audit or review results in an increase of 10% or more in the amount of Royalties due to Licensee, then Licensor shall pay the cost of the audit or review.

                  (f) Sales, revenue and gross profit shall be determined in accordance with generally accepted accounting principles, consistently applied, provided that sales type leases shall be accounted for as operating leases and costs incurred by Licensor that are specifically allocable to making the Products suitable or ready for production, or to implementation of production shall be subject to reasonable amortization and included as expenses in calculating gross profits.

                  (g) Licensor covenants and agrees that (i) it will sell the Products to customers through Licensee at prices that are no higher than the pricing at which it sells or offers to sell the same Products in the same quantities to such customer directly; (ii) the Technology Enhancement shall not be offered to a customer as an option by Licensor at a price level that includes a higher gross profit margin than that included in the price at which the same equipment without the Technology Enhancement is offered to such customer, and
(iii) Licensor will sell such Counterpoint units containing the Technology Enhancement as may be ordered through Licensee or directly by a customer as the result of Licensee's efforts, at the minimum gross margins described in Schedule A.

                       ARTICLE III: TRANSFER OF TECHNOLOGY

         SECTION 3.1 LICENSEE TECHNICAL ASSISTANCE. In order to foster Licensor's manufacturing utilization of the Technology and Improvements, Licensee shall provide technical assistance to Licensor regarding matters within the scope of this Agreement or Licensor's manufacturing obligations, if any, hereunder; provided, however, that Licensor understands that the ability of Licensee to provide such assistance is limited since Licensee does not have any employees who are engaged in manufacturing operations relating to the Products. Licensee shall not be required to engage any employees or consultants for purposes of this Section 3.1 or to retain any such employees or consultants beyond that date that Licensee requires such employees for its then existing business activities.

                            ARTICLE IV: IMPROVEMENTS

         SECTION 4.1 RIGHTS TO IMPROVEMENTS. If either Licensor or Licensee shall, during the term of this Agreement, develop (conceive of and/or reduce to practice) any Improvements, such party shall retain title and ownership to the Improvements, but the other party shall have the same rights and obligations with respect to the Improvements that such party would have had if the Improvements were included in the On-Line Technology as it existed on the date of this Agreement, provided that if Licensor has incurred costs in connection with the development and/or implementation of Improvements developed by it, then the parties shall agree upon reasonable compensation for Licensor before such Improvements become part of the On-Line Technology or subject to Licensee's Marketing Rights under this Agreement, and provided further that if Licensee has incurred costs in connection with the development of Improvements developed by it, then the parties shall agree upon reasonable compensation for Licensee in the form of adjustment to the Revenue Royalty, before such Improvements become part of the On-

Line Technology or subject to Licensor's rights under this Agreement.

         SECTION 4.2 INFORMATION RELATING TO IMPROVEMENTS. Subject to Section 4.1, above, with respect to Improvements developed by Licensor, Licensor shall promptly provide Licensee with such information concerning the Improvements as is reasonably necessary to enable Licensee to exercise its Marketing Rights with respect to the Improvements. With respect to Improvements developed by Licensee, Licensee shall promptly provide Licensor with such information concerning the Improvements as are reasonably necessary to enable Licensor to exercise its rights to manufacture and market such Improvements as provided in this Agreement. In addition, each party shall provide the other party with such other information and documentation as the other party may reasonably request.

                    ARTICLE V: REPRESENTATIONS AND WARRANTIES

         SECTION 5.1 ORGANIZATION; VALIDITY. Licensor and Licensee each warrants to the other that it is a corporation duly organized and in good standing under the laws of its jurisdiction of incorporation; it has the necessary corporate and other power and authority to enter into and perform under this Agreement and the entry into and performance under this Agreement shall contravene no rights or entitlements of, nor constitute the breach, of any obligations to, third parties.

                              ARTICLE VI: COVENANTS

         SECTION 6.1 COMPLIANCE. Each of Licensor and Licensee shall faithfully comply with its obligations under this Agreement.

         SECTION 6.2 INDEMNIFICATION.

                  (a) Licensee shall indemnify and hold Licensor harmless from any claims arising from or out of Licensee's activities in connection with this Agreement, including, without limitation, marketing the Products in the Territory; PROVIDED, HOWEVER, that Licensee's duty to indemnify shall be subject to Licensor's promptly notifying Licensee in writing of any notice Licensor receives to which this indemnity applies, and lending all reasonable assistance, at Licensor's expense, in the defense or settlement of such suit which defense shall be under the control and direction of Licensee, if Licensee undertakes such defense without reservation of rights concerning indemnification of the asserted claim(s).

                  (b) Licensor shall indemnify and hold Licensee harmless from any claims arising from or out of Licensor's activities in connection with this Agreement, including, without limitation, the exercise of Licensor's manufacturing rights pursuant to this Agreement; PROVIDED, HOWEVER, that Licensor's duty to indemnify shall be subject to Licensee's promptly notifying Licensor in writing of any notice Licensor receives to which this indemnity applies, and lending all reasonable assistance, at Licensee's expense, in the defense or settlement of such suit which defense shall be under the control and direction of Licensor, if Licensor undertakes such defense without reservation of rights concerning indemnification of the asserted claim(s).

                              ARTICLE VII: PATENTS

         SECTION 7.1 RIGHT TO SEEK PATENTS. Nothing in this Agreement shall limit or restrict Licensor or Licensee from seeking patents on Improvements developed by Licensor or Licensee, respectively. Each party shall cooperate with the other party in connection with any patent application filed by the other concerning Improvements. Neither Licensor nor Licensee makes any warranty to the other concerning the validity or enforceability of any patent rights included in the On-Line Technology, including the Licensed Claims. The parties agree to share equally the cost of defense or enforcement of the Licensed Claims, and any recovery on such claims. This Agreement may be terminated at the option of the Licensor in the event that the Licensed Claims are invalid or unenforceable. In such event, Licensee shall retain the non-exclusive right to market and shall hereby be granted the right to manufacture the Technology Enhancement. In the event that manufacturing the Products constitutes or creates an infringement of the valid and enforceable patent rights held by any third party, then Licensor shall be relieved of any obligation to manufacture such infringing Products.

                            ARTICLE VIII: TERMINATION

         SECTION 8.1 TERMINATION. This Agreement shall have a term commencing on the date of this Agreement and continuing in effect until the latest expiration of the Licensed Claims or the expiration of twenty (20) years from the date hereof, whichever shall occur first, provided that termination of this Agreement shall not affect the perpetual duration of Licensee's Marketing Rights to the On-Line Technology, which shall survive any termination of this Agreement.

                         ARTICLE IX: GENERAL PROVISIONS

         SECTION 9.1 INTEGRATION, AMENDMENT AND WAIVER. This Agreement, together with any Schedules which are an integral part of this Agreement, constitutes the sole agreement between the parties with respect to its subject matter and merges all prior discussions and agreements between them. This Agreement may not be modified or amended, nor may any right be waived, except by a written instrument executed by an officer of each party in the case of a modification or amendment, or the party granting the waiver in the case of a waiver. No failure to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege (hereunder or otherwise). No waiver of any breach of any agreement hereunder or any other agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same of any other agreement. No extension of time for the performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or in equity, that they may have against the other.

         SECTION 9.2 INDEPENDENT CONTRACTORS. In all matters relating to this Agreement, Licensee and Licensor shall act as independent contractors, neither shall be the employee, joint venturer, partner or agent of the other, and each shall assume any and all liability for its own acts. Neither Licensee nor Licensor shall have any authority to assume or create obligations, express or implied, on behalf of the other party or any subsidiary or Affiliate of the other party, and neither party shall have any authority to represent the other party as its agent, employee, partner or in any other capacity.

         SECTION 9.3 GOVERNING LAW. The parties agree that the validity, interpretations and enforcement of this Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, applicable to contracts negotiated, made and duly to be performed in such State without regard to principles of conflicts of laws. If any part of this Agreement is for any reason determined to be invalid by any court of competent jurisdiction, the unenforceable provision(s) shall be reformed as closely as possible to implement the parties' intent without the illegality. In the event that either party shall commence an action in order to enforce its rights under this Agreement, the prevailing party shall be entitled to legal fees.

         SECTION 9.4 ASSIGNMENT. Neither party shall assign its rights or duties under this Agreement to any third party without the other party's prior written consent, except that Licensor and Licensee may assign their rights and duties hereunder, in whole or in part, to any 80% Affiliate. Notwithstanding the foregoing, Licensee shall have the right to sublicense, assign or otherwise transfer the Marketing Rights without Licensor's consent and Licensor shall have the right to sublicense assign or otherwise transfer its right to manufacture the Products without Licensee's consent.

         SECTION 9.5 NOTICES. All notices, requests, demands and other communications that are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy upon receipt of written confirmation; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service; and upon receipt, if sent by certified or registered mail, return receipt requested; provided, however, that if a party refuses to accept delivery, the date of delivery shall be the date of attempted delivery. In each case notice shall be sent to:

If to Licensor

Interlott Technologies, Inc.
7697 Innovation Way
Mason, OH 45040
Attention:  David F. Nichols, Chief Executive Officer

With a copy to:

Taft, Stettinius & Hollister, LLP
1800 Star Bank Center
425 Walnut Street Cincinnati, Ohio 45202-3957
Tel: (513) 381-2838
Fax: (513) 381-0205
Attention: John J. McCoy, Esq.

If to Licensee

On-Point Technology Systems, Inc.
1370 West San Marcos Blvd.; Suite 100
San Marcos, CA 92069
Attention: Mr. Frederick Sandvick, Chief Executive Officer

With a copy to:

Interlott Technologies, Inc.
7697 Innovation Way
Mason, OH 45040-9695
Attention:  David Nichols, CEO


or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

         SECTION 9.6 SERVICE OF PROCESS. Each party irrevocably consents to the service of any and all process in any action or proceeding arising out of or relating to this Agreement by the mailing of copies of such process by certified or registered mail or by delivery by an overnight courier service that provides evidence of delivery to such party at the address specified in Section 9.5.

         SECTION 9.7 EXPENSES. Except as otherwise may be expressly provided in this Agreement, each of the parties shall pay its own fees and expenses, including its own counsel fees and accountant's fees incurred in connection with this Agreement or any transactions contemplated by this Agreement.

         SECTION 9.8 COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         SECTION 9.9 HEADINGS. The headings of the articles and sections of this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written whereupon it enters into full force and effect in accordance with its terms.

                                            ON-POINT TECHNOLOGY
Attest:                                     SYSTEMS, INC.

                                            By: /s/ Frederick Sandvick
-----------------------------                  ---------------------------------
                                            Name: Frederick Sandvick
                                                 -------------------------------
                                            Title: CEO
                                                  ------------------------------

Attest:                                     INTERLOTT TECHNOLOGIES, INC.

                                            By: /s/ David Nichols
-----------------------------                  ---------------------------------
                                            Name: David Nichols
                                                 -------------------------------
                                            Title: CEO
                                                  ------------------------------

ON-LINE TECHNOLOGY AGREEMENT
Schedule A
Gross Profit Royalty


                                            Gross Profit           ONPT
                                            ------------           ----
Gross profit %                                 25.0%               2.0%            First order up to 3,500 units
Gross profit %                                 26.0%               2.2%            First order up to 3,500 units
Gross profit %                                 27.0%               2.4%            First order up to 3,500 units
Gross profit %                                 28.0%               2.6%            First order up to 3,500 units
Gross profit %                                 29.0%               2.8%            First order up to 3,500 units

Gross profit %                                 30.0%               3.0%
Gross profit %                                 31.7%               3.7%
Gross profit %                                 33.3%               4.3%
Gross profit %                                 35.0%               5.0%
Gross profit %                                 36.7%               5.7%
Gross profit %                                 38.3%               6.3%
Gross profit % = or greater than               40.0%               7.0%




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